      UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     SIXTH
NATIONAL FUEL GAS SUPPLY CORPORATION                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                                 PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)
--------------------------------------------

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"),  and its subsidiary,  Seneca
Resources Corporation ("Seneca"), in the Application-Declaration on Form U-1, as
amended,  ("Application-Declaration") in SEC File No. 70-9525, have been carried out in  accordance  with the  terms  and  conditions,  and for the  purposes  as represented by said Application-Declaration, and the Order of the Securities and
Exchange Commission  ("Commission")  (HCAR No. 35-27114 dated December 16, 1999)
with respect thereto, as amended.

I.       Name and Purpose of Foreign Energy Affiliates Formed Or In Which
         ----------------------------------------------------------------
         Interests Were Acquired:
         -----------------------

         During the quarter ended September 30, 2001 ("Quarter"), no new
"Foreign  Energy  Affiliates"  were acquired.  National Fuel  Exploration  Corp.
("Exploration"), a wholly-owned subsidiary of Seneca Resources Corporation, owns all of National's interests in the Foreign Energy Affiliates,  and its financial statements  represent a  consolidation  of the  financial  statements of all the
Foreign Energy Affiliates.  NFEx Acquisition Corp.  ("Acquisition")  acquired on
August 9, 2001 all of the  remaining  outstanding  shares of the common stock of
Player  Petroleum  Corporation  ("Player") at a total price of  C$12,365,762.50.
Acquisition now owns 100% of Player.

II.      Foreign Energy Affiliate Financial Statements:
         ---------------------------------------------

         The following exhibits are attached to and made a part of this
Certificate:

         Exhibit A - Income Statement of Exploration for the quarter ended
                     September 30, 2001

         Exhibit B - Balance Sheet of Exploration as of September 30, 2001

III.     Description of Specific Activities:
         ----------------------------------

         During the Quarter, Exploration and its subsidiaries continued to operate their oil and gas exploration and production business in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities
         ---------------------------------------------------------------------
         in Canada:
         ---------

         During the Quarter, Exploration's Canadian oil sales represented
approximately   40.21%  of  the  total  revenues   generated  by  Seneca  (on  a
consolidated basis, net of hedging) from the sale of oil.

         During the Quarter, Exploration's Canadian natural gas sales represented  approximately 6.36% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

         IN WITNESS WHEREOF, the undersigned companies have caused this
Certificate to be executed as of this 15th day of November, 2001.

                                       NATIONAL FUEL GAS COMPANY

                                       By:  /s/ P. C. Ackerman
                                          --------------------------------------
                                          P. C. Ackerman,
                                          President

                                       SENECA RESOURCES CORPORATION

                                       By:  /s/ J. A. Beck
                                          --------------------------------------
                                                J. A. Beck,
                                                President